Exhibit 99.2

GOLD RESERVE INC.
March 31, 2017
Management’s Discussion and Analysis

U.S. Dollars

(unaudited)

 Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

This Management’s Discussion and Analysis of Financial Condition and Results of Operations, dated
May 19, 2017 is intended to assist in understanding and assessing our results of operations and financial condition and should be read in conjunction with the March 31, 2017 interim consolidated financial statements and related notes.

Gold Reserve, an exploration stage mining company, is engaged in the business of acquiring, exploring and developing mining projects. Management’s recent activities have included:

•         Continued efforts to realize on the terms of the Settlement Agreement, as amended, which contemplates payment of the Award (including accrued interest) in the amount of approximately $802 million in respect of the Brisas project and the acquisition by Venezuela of the Mining Data for $240 million. The board of directors chose to not formally terminate the Settlement Agreement as a result of the delay in the initial agreed upon payment(s), but instead instructed management to continue all efforts to work with Venezuela to complete the terms of the Settlement Agreement. Management has recently proposed and Venezuela is currently considering a third addendum to the Settlement Agreement, whereby the parties would agree, among other things, to revise the previously proposed payment schedule.

•         Ongoing activities related to Empresa Mixta Ecosocialista Siembra Minera, S.A., ("Siembra Minera") and the development of the administrative infrastructure to carry out activities related to the development of the Brisas Cristinas Project. These activities have included, among other things, drafting an Engineering Procurement Construction Management ("EPCM") contract between GR Engineering and Siembra Minera, conducting  preliminary meetings with government and private contractors and consultants and the development of a small miner and relocation plan; identifying office and operations facilities and identifying  administrative and operations personnel; and

•         Continued legal efforts in the United States and Luxembourg to maintain the Company's posture for potential future legal activities related to enforcement of the Award in the event payment under Settlement Agreement is not received.

BRISAS ARBITRAL AWARD SETTLEMENT AND MINING DATA SALE

In October 2009, we initiated a claim (the "Brisas Arbitration") under the additional facility rules of the International Centre for the Settlement of Investment Disputes ("ICSID") of the World Bank to obtain compensation for the losses caused by the actions of Venezuela that terminated the Brisas Project.

In September 2014, the ICSID Tribunal granted us an Arbitral Award (the “Award”) totaling (i) $713 million in damages, plus (ii) pre-award interest from April 2008 through the date of the Award based on the U.S. Government Treasury Bill Rate, compounded annually totaling, as of the date of the Award, approximately $22.3 million and (iii) $5 million for legal costs and expenses, for a total, as of September 22, 2014, of $740.3 million. The Award (less legal costs and expenses) accrues post-award interest at a rate of LIBOR plus 2%, compounded annually. Since the Award was issued, we have diligently pursued enforcement and collection of the Award in France, England, Luxembourg and the United States.

In July 2016, we signed a settlement agreement with Venezuela which contemplated payment of the Award including interest of approximately $770 million in respect of the Brisas project and acquisition of our mining data by Venezuela for $240 million.

In early November 2016, and again in early December 2016, the parties executed addendums to the Settlement Agreement whereby the parties agreed to revise the payment schedule under which Venezuela would make payments related to the Award and Mining Data. The contemplated payments for the Award and Mining Data continue to be contingent upon Venezuela obtaining the necessary financing, which has not occurred and, as a result, as of the date of this report no payments have been made by Venezuela.

As of April 30, 2017, the amount owed by Venezuela to the Company, pursuant to the Award (and exclusive of any payments contemplated for the Mining Data), was approximately $802 million (including post-award interest).

At the passing of the last agreed upon payment date, the board of directors chose to not formally terminate the Settlement Agreement as a result of the delay in the initial agreed upon payment(s), but instead instructed management to continue all efforts to work with Venezuela to complete the terms of the Settlement Agreement. Management has recently proposed and Venezuela is currently considering a third addendum to the Settlement Agreement, whereby the parties would agree, among other things, to revise the previously proposed payment schedule.

Obligations Due Upon Collection of Arbitral Award and Sale of Brisas Mining Data

We have outstanding Contingent Value Rights ("CVRs"), which are obligations arising from the disposition of a portion of the rights to future proceeds of the Award against Venezuela and/or the sale of the Brisas Project technical mining data (the "Mining Data").

The CVRs entitle each holder that participated in the note restructuring completed in 2012 to receive, net of certain deductions (including income tax calculation and the payment of our then current obligations), a pro rata portion of a maximum aggregate amount of 5.468% of the proceeds actually received by us with respect to the Award or disposition of the Mining Data. The proceeds associated with the Award or sale of the Mining Data, if any, could be cash, commodities, bonds, shares and/or any other consideration we receive and if such proceeds are other than cash, the fair market value of such non-cash proceeds, net of any required deductions (e.g., for taxes) will be subject to the CVRs and will become our obligation only as the Award is collected and/or the Mining Data is sold.

The Board of Directors (the "Board") approved a Bonus Pool Plan (the "Bonus Plan") in May 2012, which is intended to compensate the participants, including executive officers, employees, directors and consultants, for their past and future contributions including their past efforts related to the development of the Brisas Project, execution of the Brisas Arbitration and the collection of an award and/or sale of the Mining Data. The bonus pool under the Bonus Plan is comprised of the gross proceeds collected or the fair value of any consideration realized (calculated on substantially the same terms as the CVR) related to such transactions less applicable taxes multiplied by 1% of the first $200 million and 5% thereafter. The Bonus Plan is administered by a committee of independent directors who selected the individual participants in the Bonus Plan and fixed the relative percentage of the total pool to be distributed to each participant. Participation in the Bonus Plan by existing participants is fully vested, subject to voluntary termination of employment or termination for cause.

We also maintain the Gold Reserve Director and Employee Retention Plan (the "Retention Plan") (See Note 10 to the consolidated financial statements).  Each Unit (the "Retention Units") granted entitles such participant to receive a cash payment equal to the fair market value of one Class A: Share (a) on the date the Unit was granted or (b) on the date any such participant becomes entitled to payment, whichever is greater. Units previously granted under the plan become fully vested upon: (1) collection of proceeds from the Award and/or sale of the Mining Data totaling at least $200 million and we agree to distribute a substantial majority of the proceeds to our shareholders or, (2) the event of a change of control. A “Change of Control”, as it relates to the Retention Plan, means one or more of the following: the acquisition by any individual, entity or group, of beneficial ownership of the Company of 25 percent of the voting power of the outstanding Common Shares; a change in the composition of the Board that causes less than a majority of the current directors of the Board to be members of the incoming board; solicitation of proxies or consents by or on behalf of a person other than the board; reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company; liquidation or dissolution of the Company; or any other event the Board reasonably determines constitutes a Change of Control.

As of March 31, 2017 an aggregate of 1,457,500 unvested units have been granted to directors and executive officers of the Company and 315,000 units have been granted to other employees.  The Company currently does not accrue a liability for these units as events required for vesting of the units have not yet occurred. The minimum value of these units, based on the grant date value of the Class A common shares, was approximately $7.8 million. The Company also maintains change of control agreements with certain officers and employees. As of March 31, 2017, the amount payable under these agreements in the event of a change of control, including unvested retention units, was approximately $14.2 million. An estimated $1.8 million of contingent legal fees will also become due upon the collection of the Award.

Upon payment of the Award or receipt of proceeds from the disposition of the Mining Data, subject to certain limitations, we are obligated to make an offer to existing holders to redeem the 2018 Notes (as defined herein) at a price equal to 120% of the principal amount of 2018 Notes then outstanding.

Our Intent to Distribute Collection of the Arbitral Award to Shareholders

Subject to applicable regulatory requirements regarding capital and reserves for operating expenses, accounts payable and income taxes, and any obligations arising as a result of the collection of the Award or sale of the Mining Data including payments pursuant to the terms of the Convertible Notes (if not otherwise converted), Interest Notes, CVRs, Bonus Plan and Retention Plan (all as defined herein) or undertakings made to a court of law, our current plans are to distribute to our shareholders, in the most cost efficient manner, a substantial majority of any net proceeds.

EXPLORATION PROSPECTS

Siembra Minera

In October 2016, we took steps together with Venezuela to establish a jointly owned company ("Mixed Company”), Siembra Minera, the entity whose mission is to develop the Brisas Cristinas Project. Siembra Minera is beneficially owned 55% by Venezuela and 45% by Gold Reserve and the parties will retain their respective interest in Siembra Minera in the event the agreed upon payments, pursuant to the Settlement Agreement, are not made by Venezuela. The mining project term is 40 years (20 years with two 10 year extensions).

Generally the terms of the Mixed Company Agreement include:

•         Siembra Minera holds the rights to the gold, copper, silver and other strategic minerals contained within a 18,950 hectare area located in the Km 88 gold mining district of southeast Bolivar State which includes the Brisas Cristinas Project. Siembra Minera obtained these rights in the first quarter of 2017;

•         GR Engineering, under a Technical Services Agreement, will provide engineering, procurement and construction services to Siembra Minera for a fee of 5% over all costs of construction and development and, thereafter, for a fee of 5% over operating costs during operations;

•         Presidential Decrees, within the legal framework of the "Orinoco Mining Arc" (created on February 24, 2016 under Presidential Decree No. 2.248 as an area for national strategic development Official Gazzette No. 40.855), will or have been issued to provide for tax and fiscal incentives for mixed companies operating in that area that include exemption from value added tax, stamp tax, municipal taxes and any taxes arising from the contribution of tangible or intangible assets, if any, to the mixed companies by the parties and the same cost of electricity, diesel and gasoline as that incurred by the government or related entities;

•         Gold price participation, in accordance with an agreed upon formula resulting in specified respective percentages based on the sales price of gold per ounce. For sales up to $1,600 per ounce, net profits will be allocated 55% to Venezuela and 45% to us. For sales greater than $1,600 per ounce, the incremental amount will be allocated 70% to Venezuela and 30% to us. For example, with sales at $1,600 and $3,500 per ounce, net profits will be allocated 55.0%  ̶ 45.0% and 60.5%  ̶ 39.5%, respectively;

•         Net smelter return royalty (“NSR”) to Venezuela on the sale of gold, copper, silver and any other strategic minerals of 5% for the first ten years of commercial production, 6% for the next ten years;

•         Income tax rate of 14% from inception to year five, 19% for years 6 to 10, 24% for years 11 to 15, 29% for years 16 to 20 and 34% thereafter;

•         The parties agreed to work together to complete financing(s) to jointly fund the contemplated $2.1 billion anticipated capital costs of the Brisas Cristinas project on behalf of Siembra Minera, which is expected to be comprised of a combination of project financing, development agencies, equipment manufacturer, offtake and smelter financings. In order to facilitate the early startup of the pre-operation and construction activities, Venezuela agreed to advance $110.2 million to Siembra Minera, which will be repaid from the financing proceeds;

•         Funds associated with future capital cost financings will be held in offshore US dollar accounts and dividends and profit distributions, if any, will be directly paid to the shareholders;

•         All funds will be converted into local currency at the most favorable exchange rate offered by Venezuela to other entities to pay, as required, Venezuela income taxes and annual operating and capital costs denominated in Bolivars for the Brisas Cristinas Project. Venezuela agrees to use its best efforts to grant to Siembra Minera similar terms that would apply to the Brisas Cristinas Project in the event Venezuela enters into an agreement with a third party for the incorporation of a mixed company to perform similar activities with terms and conditions that are more favorable than the above tax and fiscal incentives;

•         Venezuela will indemnify us and our affiliates against any future legal actions associated with the Brisas Cristinas Project; and

•         The board of directors is comprised of seven individuals, of which four are appointed by Venezuela and three by us.

Brisas Cristinas Location

The Brisas Cristinas Project is located in the Guyana region, in the Kilometer (Km) 88 gold mining district of Bolivar State in southeast Venezuela. The name Kilometer 88 for the district came from the area being located near kilometer 88 marker of the road linking El Dorado (Km 0) with the Brazilian border (Pan American Highway or Highway 10). Las Claritas is the closest town to the property. The closest nearby large city is Puerto Ordaz situated on the Orinoco River near its confluence with the Caroní River. Puerto Ordaz is home to most of the major industrial facilities like the aluminum smelters and port facilities accessible to ocean-going vessels from the Atlantic Ocean via the Orinoco River, a distance of about 200 kilometers.

Brisas Cristinas Combined

Brisas and Cristinas properties are immediately adjacent to each other. Historical studies for both projects show their respective pit designs coming within a few hundred meters of each other and mineralization continuing in-line along strike over a distance of 5 to 6 kilometers covering both areas. The void between the projects, the Potaso area, had never been significantly drilled due to a large man-made lake that was a result of historical small miner activity. However, based on historical small miner activities in the immediate area and the alignment of strike and dip of mineralization being almost identical on both properties, we believed that it was highly likely that the mineralization continued between the pits.

The concept of combining the Brisas and Cristinas properties was first evaluated in the year 2000 and as part of that effort we studied additional economic aspects of developing and exploiting the mineralization on the properties. It was determined that not only did the adjoining properties share one large, continuous mineral deposit, but developing and exploiting this mineralization in a combined project would have less impact on the environment than two separate projects, and as a result would create efficiencies and economies of scale that would enhance the combined project economics. The concept was developed utilizing Brisas information combined with available Cristinas data from public records and permit documents.

In 2001 INGEOMIN, the Venezuelan government's Geological & Mining Institute prepared a comprehensive report evaluating the environmental, social and economic impacts of the combined project being proposed by us and strongly recommended its implementation. However, Venezuela decided to move forward, on a standalone basis, with the Las Cristinas project with Crystallex while we continued our work on the combined project in parallel with our efforts to develop the Brisas Project.

Multiple mineral resource estimates and feasibility studies, that are no longer current, have been completed on each individual property in the past and Siembra Minera plans to complete a new resource estimate on the combined properties in the future with a view to preparing a Preliminary Economic Assessment ("PEA") in accordance with National Instrument 43-101- Standards of Disclosure for Mineral Projects ("NI 43-101").

We believe that based on previous studies the Brisas Cristinas Project has the potential to be a large open pit mining project. Our base plan is to combine the Brisas and Cristinas properties into one project and utilize the 2008 Brisas design and layout as an initial blue print. This concept eliminates the duplication of infrastructure facilities and staff from the previously independent project plans. It reduces the project footprint or disturbed ground by 30 to 40% of the area from what was anticipated for the independently developed projects. As a result, it allows the down-dip expansion of the pit area for increased recovery of addition potential ore resources while reducing related environmental impacts significantly. The Brisas site would be the starting point for the project due to its advanced stage of design, environmental permitting and readiness for construction activity.

Brisas Cristinas Initial Scope of work

Siembra Minera will focus its initial staffing efforts towards providing the future management group the required organization structure, policies and facilities to support its workforce and expects to employ a project director and a general manager as soon as is possible. Thereafter, additional key staff positions are expected to be filled and the following tasks will be implemented:

•         Identify and lease secure office facilities with reliable access to utilities such as electrical power, telephone and secure high speed internet and source office furniture and IT hardware.

•         Engage professional consultants with very proven success in technical matters, engineering, design, operations experience and international environmental & social standards required to conduct data research, studies, resource estimates, pit design, mine plans, complete engineering & design work, prepare drawings, specifications, procurement documents and other documents for permits and reports.

•         Engage consultants to assist in acquiring Venezuela visas, provide for incoming/outgoing transportation, day to day office work and transportation, living accommodations or housing assistance.

•         Prepare and implement security policies, transportation and housing policies, hire and train security staff, acquire vehicles and equipment. It will be necessary to determine number of security people including those required for rotating shift assignments and number and type of vehicles.

•         Complete initial contractual agreement between GR Engineering and Siembra Minera for EPCM services which will allow for the engagement of consultants and early-works contractors. A more extensive contract document will be completed as significant detail engineering, procurement and construction takes place.

•         Prepare and submit updated permit applications for approval of early-works construction which will include timber clearing, road building and sediment control structures in areas of the access roads, overland conveyor corridor, powerline corridor, process plant, man camp area, rock quarry and tailings dam area. In conjunction with the permit application; we expect to prepare and submit a draft scope of work, design specifications and drawings for construction.

•         Assemble a temporary work facility and temporary housing or man camp for Company employees and consultants associated with the early-works and field data collection required for the International ESIA.

•         Prepare and implement long-term small miner consultation, relocation and education program.

•         Implement public consultation regarding the plans for construction, operations, reclamation, project size & magnitude providing for mitigation of the impact upon the general public and communities surrounding the project area.

•         Prepare a preliminary ESIA document using existing information from the Brisas Project, which would exclude updated field data and the result of the small miner and public consultation, but would allow for the initiation of discussions with institutions for project financing and for preparation of Venezuela environmental permits. A more substantial final ESIA would be completed when the Cristinas field data is collected, combined project engineering and design is substantially complete and the small miner and public consultations with mitigation plans are complete.

•         Initiate the preparation of a Preliminary Economic Assessment NI 43-101 document by an independent engineering company allowing for the public disclosure of resource tonnages, metal grade, annual production and any economic projections and providing support for obtaining international bank or financial institution project financing.

•         Engage an international engineering contractor and initiate detail engineering work which will provide information regarding engineering, design and cost estimates for completion of a feasibility study. This effort will also provide design specification and pricing information that is needed for ordering long lead time equipment. The work would also support public consultations activities, permitting efforts, and completion of an updated NI 43-101 document. The new NI 43-101 will include the feasibility study results and provide a proven and probable reserve estimate for public disclosure and financing.

LMS Gold Project

On March 1, 2016, we completed the acquisition of certain wholly-owned mining claims known as the LMS Gold Project (the “Property”), together with certain personal property  for $350,000, pursuant to a Purchase and Sale Agreement  with Raven Gold Alaska Inc. (“Raven”), a wholly-owned subsidiary of Corvus Gold Inc.

Raven retains a royalty interest with respect to (i) “Precious Metals” produced and recovered from the Property equal to 3% of “Net Smelter Returns” on such metals (the “Precious Metals Royalty”) and (ii)  “Base Metals” produced and recovered from the Property equal to 1% of  Net Smelter Returns on such metals, provided that we have the option, for a period of 20 years from the date of closing of the acquisition, to buy back a one-third interest (i.e. 1%) in the Precious Metals Royalty at a price of $4 million. The Property consists of 36 contiguous State of Alaska mining claims covering 61 km² in the Goodpaster Mining District situated approximately 25 km north of Delta Junction and 125 km southeast of Fairbanks, Alaska.

The Property remains at an early stage of exploration and is the subject of a National Instrument 43-101 Technical Report entitled “Technical Report on the LMS Gold Project, Goodpaster Mining District, Alaska” dated February 19, 2016 prepared for us by Ed Hunter, BSc., P. Geo and Gary H. Giroux, M.A. Sc., P. Eng.

Financial Overview

Our overall financial position continues to be influenced by the seizure of our mining project known as the Brisas Project by the Venezuelan government, legal costs related to obtaining the Award and efforts to enforce and collect it, restructuring of outstanding convertible notes in 2012, 2014 and 2015 and related interest expense. Recent operating results continue to be impacted by expenses associated with the enforcement and collection of the Award and more recent efforts to come to a settlement of the Award, formation of the Siembra Minera, interest expense related to our debt and maintaining our legal and regulatory obligations in good standing.

We have no commercial production and, as a result, continue to experience losses from operations, a trend we expect to continue unless we collect, in part or whole, the Award, proceeds from the sale of the Mining Data and/or successfully develop the Brisas Cristinas or LMS Gold Projects.

Historically we have financed our operations through the issuance of common stock, other equity securities and debt. The timing of any future investments or transactions if any, and the amounts that may be required cannot be determined at this time and are subject to available cash, the collection, if any, of the Award, sale of remaining Brisas Project related equipment, the timing of the conversion or maturity of the outstanding Convertible Notes and Interest Notes and/or future financings, if any. We have only one operating segment, the exploration and development of mineral properties.

Our longer-term funding requirements may be adversely impacted by financial market conditions, industry conditions, regulatory approvals or other unknown or unpredictable conditions and, as a result, there can be no assurance that additional funding will be available or, if available, offered on acceptable terms.

Liquidity and Capital Resources

At March 31, 2017, the Company had cash and cash equivalents of approximately $34.0 million which represents a decrease from December 31, 2016 of approximately $1.7 million. The net decrease was due to cash used in operations as more fully described in the “Operating Activities” section below, partially offset by proceeds from the exercise of stock options of approximately $0.4 million.

	2017	Change	2016
Cash and cash equivalents	$34,039,962	$(1,707,087)	$35,747,049

As of March 31, 2017, we had financial resources including cash, cash equivalents and marketable securities totaling approximately $34.5 million, Brisas Project related equipment with an estimated net realizable value of approximately $11.7 million (See Note 7 to the consolidated financial statements), short-term financial obligations including accounts payable and accrued expenses of approximately $0.7 million and long-term indebtedness of approximately $58.6 million face value. The Company has contingent legal fees which will become payable upon the collection of the Award of approximately $1.8 million.

We have no revenue producing operations at this time and our working capital position, cash burn rate and debt maturity schedule will require us to seek additional sources of funding to ensure our ability to continue our activities in the normal course. We are continuing our efforts to realize value from the remaining Brisas Project related assets and pursue a timely collection or settlement of the Award and sale of the Mining Data. We may also initiate other debt and equity funding alternatives that may be available.

Operating Activities

Cash flow used in operating activities for the three months ended March 31, 2017 and 2016 was approximately $2.1 million and $2.6 million, respectively. Cash flow used in operating activities consists of net operating losses (the components of which are more fully discussed below) adjusted for non-cash expense items primarily related to stock option compensation, accretion of convertible notes recorded as interest expense and certain non-cash changes in working capital.

Cash flow used in operating activities during the three months ended March 31, 2017 decreased from the prior comparable period primarily due to decreases in costs associated with collection and/or settlement efforts related to the Arbitral Award partially offset by expenses related to the Mixed Company.

Investing Activities

During the three months ended March 31, 2016, the Company acquired the LMS Gold Project for $0.35 million and recorded proceeds from the disposition of marketable securities of $0.05 million. As of March 31, 2017, the Company held approximately $11.7 million of Brisas project related equipment intended for future sale or use.

Financing Activities

During the three months ended March 31, 2017 and 2016, certain directors, officers, employees and consultants exercised approximately 0.1 million and 2.3 million outstanding options, respectively for net proceeds to the Company of approximately $0.4 million and $4.1 million, respectively.

Contractual Obligations

The following table sets forth information on the Company’s material contractual obligation payments for the periods indicated as of March 31, 2017 (For further details see Note 11 to the consolidated financial statements):

	Payments due by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Convertible Notes[1]	$ 50,852,345	$ -	$ 49,814,345	$ -	$ 1,038,000
Interest Notes	19,763,220	-	19,763,220	-	-
Interest	313,995	57,090	114,180	114,180	28,545
	$ 70,929,560	$ 57,090	$ 69,691,745	$ 114,180	$ 1,066,545

1         Includes $49,814,345 principal amount of remaining 11% Senior Secured Convertible Notes due December 31, 2018 (the “2018 Convertible Notes”) and 11% Senior Secured Interest Notes due December 31, 2018 (the “Interest Notes” and, together with the 2018 Convertible Notes, the “2018 Notes”) from previous financings and restructurings and $1,038,000 principal amount of 5.50% Convertible Notes due June 15, 2022 (the “2022 Convertible Notes” and, together with the 2018 Notes, the " Notes"). The amounts shown above include the principal payments due unless the Notes are converted into our Class A common shares (other than the Interest Notes), redeemed or repurchased prior to their due date pursuant to the terms of the indenture governing the Notes. The amount recorded as convertible notes and interest notes in the consolidated balance sheet as of March 31, 2017 is comprised of approximately $37.9 million carrying value of 2018 Convertible Notes, approximately $1.0 million of 2022 Convertible Notes and Interest Notes of approximately $7.7 million. The carrying value of convertible notes will be accreted to face value using the effective interest rate method over the expected life of the notes with the resulting charge recorded as interest expense. (See Note 11 to the consolidated financial statements).

Results of Operations

Summary Results of Operations

	2017	2016	Change
Other Income	$ 6,688	$ 44,921	$ (38,233)
Total Expenses	(8,761,375)	(4,967,215)	(3,794,160)
Net Loss	$(8,754,687)	$(4,922,294)	$(3,832,393)

Consolidated net loss for the three months ended March 31, 2017 was approximately $8.8 million representing an increase of $4.9 million over the prior comparable period in 2016.

Other Income

	2017	2016	Change
Gain on disposition of marketable securities	$ –	$ 48,300	$ (48,300)
Interest	15,032	2,112	12,920
Foreign currency gain (loss)	(8,344)	(5,491)	(2,853)
	$ 6,688	$ 44,921	$ (38,233)

As the Company has no commercial production at this time, other income is typically variable from period to period. The change in other income was primarily due to gain on disposition of marketable securities in 2016 and an increase in interest income in 2017 as a result of increased levels of cash.

Expenses

Corporate general and administrative expense for the three months ended March 31, 2017 increased from the comparable period in 2016 primarily due to an increase of $4.4 million in non-cash charges associated with the issuance of stock options. Expenses associated with the Mixed Company totaled approximately $0.2 for the three months ended March 31, 2017. Expenses related to the Arbitration and Settlement during the three months ended March 31, 2017 decreased from the comparable period in 2016 by approximately $1.2 million due to reduced enforcement and collection activities as a result of the signing of the Settlement Agreement, as amended, in 2016. The increase in interest expense was due to an increase in accretion of convertible notes to face value.  Overall, total expenses for the three months ended March 31, 2017 increased by approximately $3.8 million over the comparable period in 2016.

	2017	2016	Change
Corporate general and administrative	$ 5,391,534	$ 747,709	$ 4,643,825
Mixed Company	205,998	–	205,998
Exploration	28,694	61,552	(32,858)
Legal and accounting	149,070	193,268	(44,198)
Arbitration and Settlement	182,260	1,344,835	(1,162,575)
Equipment holding costs	155,026	209,467	(54,441)
Interest expense	2,648,793	2,410,384	238,409
Total expenses	$ 8,761,375	$ 4,967,215	$3,794,160

SUMMARY OF QUARTERLY RESULTS

Quarter ended	3/31/17	12/31/16	9/30/16	6/30/16	3/31/16	12/31/15	9/30/15	6/30/15
Other Income (loss)	$6,688	$(554,106)	$6,798	$9,032	$44,921	$(541,993)	$(1,662)	$(10,748)
Net loss
before tax (1)	(8,754,687)	(6,400,329)	(5,585,556)	(4,637,513)	(4,922,294)	(6,389,066)	(3,581,046)	(4,453,454)
Per share	(0.10)	(0.08)	(0.06)	(0.06)	(0.06)	(0.08)	(0.05)	(0.06)
Fully diluted	(0.10)	(0.08)	(0.06)	(0.06)	(0.06)	(0.08)	(0.05)	(0.06)
Net loss (1)	(8,754,687)	(6,400,329)	(5,585,556)	(4,637,513)	(4,922,294)	(6,389,066)	(3,581,046)	(4,453,454)
Per share	(0.10)	(0.08)	(0.06)	(0.06)	(0.06)	(0.08)	(0.05)	(0.06)
Fully diluted	(0.10)	(0.08)	(0.06)	(0.06)	(0.06)	(0.08)	(0.05)	(0.06)

(1)     Net loss from continuing and total operations attributable to owners of the parent.

In the first quarter of 2017, other income (loss) consisted of interest income and foreign currency loss.  In the fourth quarter of 2016, other income (loss) primarily consisted of a loss on write-down of property, plant and equipment partially offset by foreign currency gain. In the second and third quarters of 2016, other income (loss) consisted of interest income, gain (loss) on settlement of debt and foreign currency loss. Other income (loss) in the first quarter of 2016 was primarily related to gain on disposition of marketable securities. Other income (loss) in the fourth quarter of 2015 was primarily due to the restructuring of the 2018 Notes and the impairment of marketable securities. Other income (loss) in the quarter of 2015 was a result of foreign exchange gain (loss). Other income (loss) in the second quarter of 2015 primarily related to the sale of equipment.

In the first quarter of 2017, net loss increased primarily as a result of non-cash stock option compensation expense of $4.4 million partially offset by a $1.2 million decrease in arbitration and settlement costs. In the fourth quarter of 2016, net loss increased as a result of a loss on write-down of property, plant and equipment as well as an increase in costs associated with employee compensation and director fees. In the third quarter of 2016, net loss increased mainly as a result of increased expenses related to increased efforts to settle the Award and the incurrence of costs associated with the formation of the Mixed Company. Net loss in the second quarter of 2016 decreased as a result of a decrease in arbitration enforcement and collection and legal and accounting expense. In the first quarter of 2016, net loss decreased after the loss had increased in the fourth quarter of 2015 due to the restructuring of the 2018 Notes. This 2016 decrease was partially offset by an increase in costs associated with efforts to settle the Award. The decrease in net loss during the third quarter of 2015 was primarily due to a decrease in arbitration enforcement and collection costs. The increase in net loss during the second quarter of 2015 was primarily due to increases in arbitration enforcement and collection costs and accretion of Convertible Notes.

Off-Balance Sheet Arrangements

The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.